SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of June 2007
Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, distribution and sale of electricity and the distribution and sale of gas. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy focused on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Table of contents:

- Press release dated May 17, 2007;
- Press release dated May 25, 2007;
- Press release dated May 30, 2007;
- Press release dated June 1, 2007;
- Press release dated June 6, 2007;
- Press release dated June 6, 2007;
- Press release dated June 7, 2007;
- Press release dated June 11, 2007;
- Press release dated June 11, 2007;
- Press release dated June 13, 2007;
- Notice of a change in the share capital of Enel S.p.A. dated May 14, 2007;
- Notice of a change in the share capital of Enel S.p.A. dated June 6, 2007;
- Notice relating to trading of Enel shares by Senior Management dated May 23, 2007.

Press release
THE SPANISH CABINET OF MINISTERS NOTIFIES ENEL THE AUTHORIZATION TO EXERCISE THE VOTING RIGHT IN ENDESA UP TO 24.99%
Rome/Madrid, May 17, 2007 — ENEL S.p.A. (Enel) communicates that today the Spanish Cabinet of Ministers has notified its subsidiary ENEL ENERGY EUROPE S.r.L. (EEE) the Resolution of the same Cabinet dated April 27, 2007 granting EEE the right to exercise the voting rights associated with shares acquired or underwritten representing up to a maximum of 24.99% of the share capital of ENDESA S.A. (Endesa).
The mentioned Resolution also establishes that — in the event the limitation to the voting rights in Endesa’s bylaws is terminated, and EEE is able to exercise voting rights in excess of 10% of the share capital of Endesa, or in the event EEE otherwise appoints members of the Endes’s Board of Directors — the authorization granted is conditioned upon compliance by EEE with some information duties towards the General Secretary of Energy with regard to the corporate strategy, agreements, resolutions and actions it may undertake that affect material interests in Spanish public safety.

Press release
ENEL: THE SHAREHOLDERS’ MEETING APPROVES THE ITEMS ON THE AGENDA AND APPOINTS NEW BOARD OF STATUTORY AUDITORS
•	Financial statements as of 31 December 2006 approved; dividend of 0.49 euros per share for full year 2006 resolved (0.20 euros already paid as interim dividend in November 2006 and balance of 0.29 euros to be paid in June 2007);
•	New Board of Statutory Auditors appointed for 2007-2009;
•	KPMG’s mandate to audit the accounts extended for 2008-2010;
•	Stock option plan for 2007 approved. Board of Directors authorized to increase the share capital to serve the plan;
•	Amendment to bylaws approved with regard to the updating of the vote system for the appointment of the board of directors, as well as the qualifications for the manager in charge of preparing corporate accounting documents.
Rome, May 25, 2007 — The Shareholders’ Meeting of Enel S.p.A. met today in Rome in ordinary and extraordinary session under the chairmanship of Piero Gnudi.
In the ordinary session the Meeting approved the financial statements of Enel S.p.A. as of 31 December 2006 and presented the results of the consolidated financial statements of the Enel Group. Acting on a proposal of the Board of Directors, the Meeting then approved a full-year dividend for 2006 of 0.49 euros per share with the distribution of the balance of 0.29 euros per share following the payment of an interim dividend of 0.20 euros per share in November 2006.
The balance of the dividend will be paid as from 21 June 2007, with the ex dividend date set at 18 June (coupon no. 9).
The Shareholders’ Meeting also appointed a new Board of Statutory Auditors, which will be composed of Franco Fontana (Auditor of Enel since 2001, now appointed as Chairman as being presented by minority shareholders), Carlo Conte and Gennaro Mariconda (Auditors, the first confirmed in this office), Giancarlo Giordano and Paolo Sbordoni (alternate Auditors). The above mentioned Board of Statutory Auditors will remain in place until the approval of the 2009 financial statements.
Acting on a proposal of the expiring Board of Statutory Auditors, the Meeting also extended the mandate of KPMG SpA to audit the accounts for 2008-2010, in accordance with the provisions of the Legislative Decree of 29 December 2006, n. 303 (corrective Decree of the

Investor Protection Act n. 262/2005).
The Meeting also approved, in ordinary session, the 2007 stock option plan for Enel Group executives and vested the Board of Directors with all the powers necessary to implement the plan. Accordingly, the Meeting, in extraordinary session, also granted the Board a five-year authorization to increase the share capital by a maximum of 27,920,000 euro to serve the 2007 stock option plan.
In the extraordinary session, the Meeting also approved some amendments to the bylaws required by aforesaid Decree providing for the updating of the vote system for the appointment of the Board of Directors in order to guarantee the presence within the same Board of an adequate number of independent directors. The Meeting has also set forth in the bylaws the qualifications for the manager in charge of preparing corporate accounting documents.

Press release
ENEL HAS MANDATED FOR A BENCHMARK ISSUE
Global coordinators Goldman Sachs and Morgan Stanley; joint-bookrunners Banca IMI, BBVA, Banco Santander, Credit Suisse, Deutsche Bank, Drkw, Mediobanca, Royal Bank of Scotland, UBM and UBS
Rome, May 30, 2007 — Enel SpA, rated Aa3, under review for possible downgrade (Moody’s) and A+, credit watch negative (S&P’s), has mandated Goldman Sachs and Morgan Stanley as global coordinators and Banca IMI, BBVA, Banco Santander, Credit Suisse, Deutsche Bank, Drkw, Mediobanca, Royal Bank of Scotland, UBM and UBS as joint-bookrunners for a multi-tranche benchmark issue in Euro and GBP.
Issuer will be Enel SpA under the Global Medium Term Note Programme updated on last 4th May 2007.
The bonds will be launched following an European roadshow and subject to market conditions.

Press release
ENEL EXECUTES EQUITY SWAPS AND UPS ITS STAKE IN ENDESA TO 24.97%
Rome, June 1, 2007 — Enel Energy Europe S.r.l. (EEE) a wholly owned subsidiary of Enel, S.P.A. today executed the Share Swap Transaction Agreements entered into with UBS Limited and Mediobanca about 3 months ago on a total of 158,601,597 shares in Endesa, S.A. which represents 14.98% of the capital stock, by means of physical delivery of the Endesa shares.
As a result of the execution of this transaction (scheduled on next 6 June) EEE will acquire 158,601,597 shares of Endesa (74,112,648 from the equity swap with UBS and the remaining 84,488,949 from the equity swap with Mediobanca), thus raising its stake in Endesa to a total of 264,401,597 shares and moving from the current 9.993% to 24.972% of the share capital.
This initiative follows the authorization provided by the Spanish Energy Authority (CNE) to EEE on 26 April, 2007 to raise the company’s stake in Endesa up to 24.99%.
This press release does not constitute an offer to sell or an offer to buy any securities or a solicitation of any vote or approval. Endesa, S.A. investors and security holders are urged to read the prospectus and U.S. tender offer statement from Enel S.p.A. and Enel Energy Europe S.r.L. regarding the proposed tender offer for Endesa securities when they become available, because they will contain important information. The prospectus and certain complementary documentation for the tender offer have been filed in Spain with the Comisión Nacional del Mercado de Valores (the “CNMV”) and a pending approval by the CNMV. Likewise, if a tender offer is extended in the United States, a U.S. tender offer statement will be filed in the United States with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders may obtain a free copy of the prospectus (when it is available) and its complementary documentation from Enel S.p.A., Acciona, S.A., Endesa, S.A. and the four Spanish Stock Exchanges. The prospectus will also be available on the websites of the CNMV (www.cnmv.es). Likewise, investors and security holders may obtain a free copy of the U.S. tender offer statement (when it is available) and other documents filed by Enel S.p.A., Enel Energy Europe S.r.L., Acciona, S.A. and Finanzas Dos, S.A. with the SEC on the SEC’s web site at www.sec.gov. The availability of the tender offer to Endesa, S.A. shareholders who are not resident in and citizens of Spain or the United States may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions.
Enel S.p.A., Enel Energy Europe S.r.L., their affiliates and their agents may purchase or arrange to purchase securities of Endesa, S.A. outside of any tender offer they may make for such securities, but only if permitted to do so by the laws and regulations of Spain (including receipt of approval by the CNMV of any such purchase or arrangement to purchase, if required by such laws and regulations). In connection with any such purchase or arrangement to purchase, Enel S.p.A. and Enel Energy Europe S.r.L. will disseminate information regarding any such purchase or arrangement to purchase by filing a current report (hecho relevante) with the CNMV, an

English translation of which will be filed with the SEC and Enel S.p.A., Enel Energy Europe S.r.L., their affiliates and their agents will rely on, and comply with the other conditions of, the class exemptive relief from Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended, granted by the SEC on March 2, 2007. In addition, Enel S.p.A., Enel Energy Europe S.r.L., their affiliates and their agents may enter into agreements (including hedging transactions) with respect to securities of Endesa, S.A. if permitted to do so by the laws and regulations of Spain (including receipt of approval by the CNMV of any such agreements, if required by such laws and regulations).
FORWARD-LOOKING STATEMENTS
This press release may contain forward-looking statements. Forward-looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business of Enel, S.p.A. or Endesa, S.A. resulting from and following the proposed transaction. These statements are based on the current expectations of Enel S.p.A.’s management, and are inherently subject to uncertainties and changes in circumstances. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating to satisfaction of the conditions to the proposed transaction, and changes in global, political, economic, business, competitive, market and regulatory forces. Enel S.p.A. and Enel Energy Europe S.r.L. do not undertake any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

Press release
ENEL WINS AUCTION FOR 25% STAKE IN OGK-5
•	The company owns four thermal power plants throughout the country for 8,700 MW.

•	Fulvio Conti: “Enel is now the first European integrated operator in Russia”
Moscow, June 6, 2007 — Enel has acquired a 25.03% stake in JCS Fifth Generation Company of the Wholesale Electricity Market (“OGK-5”, four thermal power plants with a total capacity of about 8,700 MW) at an auction held in Moscow today. The amount due by Enel following the end of the auction procedure is 1,516 million US dollars.
Enel’s Ceo, Fulvio Conti said: “With OGK-5 acquisition we delivered on our strategy to develop a strong, balanced, integrated position in the energy sector in Russia after our successful acquisition of gas reserves in the Yamal peninsula in April as well as entering in the electricity supply through the joint venture with Rusenergosbyt in 2006. This is a great day for the good relations between Italy and Russia. For the first time an Italian power company enters as a strategic partner into one of the leading power generators in Russia. After successfully managing and doubling the capacity of the St Petersburg NWTPP, a CCGT power plant, over the past 3 years, and introducing a pilot electronic metering system in the Belgorod region, we now look forward to continue contributing our experience, technology and people to the power generation sector, and to the social, economic and industrial development of Russia”.
Established in 2004 as part of the industry reform, OGK-5 is one of six thermal wholesale generation companies in Russia, with assets strategically located in some of the most developed and fastest growing regions of the country, including:
•	2,400 MW of gas fired capacity at Konakovskaya GRES in the Tver Region (Central Russia)

•	1,290 MW of gas fired capacity at Nevinnomysskaya GRES in the Stavropol Region (Southern Russia)

•	3,800 MW of coal fired capacity at Reftinskaya GRES in the Sverdlovsk Region (Urals)

•	1,182 MW of gas fired capacity at Sredneuralskaya GRES in the Sverdlovsk Region (Urals).
ENEL in Russia
Currently, Enel holds 49.5% in Russia’s largest independent electricity supply company Rusenergosbyt, and operates the Northwest Power Station, one of the most technologically advanced in Russia according to RAO UES.
In April 2007 Enineftegaz (a consortium 40% Enel — 60% Eni) successfully acquired a group of gas assets formerly owned by Yukos, including 100% of OAO Arcticgaz,100% of Urengoil, 100% of OAO Neftegaztechnologia.

Press release
MOODY’S: ENEL’S LONG-TERM DEBT RATING TO A1
The current Prime-1 short-term debt rating is confirmed
Rome, June 6, 2007 — Moody’s reviewed senior unsecured long term debt rating of Enel S.p.A to A1 from Aa3 and maintains it under review for a further possible downgrading. Moody’s has indicated that in the most likely scenarios the rating would not drop below A2. Moody’s confirmed the current Prime-1 short-term debt rating.

Press release
STANDARD & POOR’S: ENEL’S LONG-TERM DEBT RATING TO A
The current A-1 short-term debt rating is confirmed
Rome, June 7, 2007 — Standard & Poor’s reviewed senior unsecured long term debt rating of Enel S.p.A to A from A+. The ratings remain on CreditWatch with negative implications until the bid process on Endesa is completed and until Enel’s final outlay, combined financial forecasts and financial structure, are clear.
Standard & Poor’s confirmed the current A-1 short-term debt rating.

Press release
LODGED THE COVENANTS OF THE AGREEMENT RELATED TO THE TRANSFERABILITY OF THE ENDESA’S SHARES
Rome, June 11, 2007 — Enel and Acciona inform that they lodged to the Madrid Mercantile Register the covenants which — within the framework for the agreement for the joint management of Endesa S.A., signed between the parties on March 26, 2007 — establish mutual restrictions to the transferability of the shares of Endesa.
As to further clauses of the same agreement subject to the deposit with the Mercantile Register, i.e. the clauses related to the exercise of the voting rights in the shareholders’ meeting of Endesa, such clauses will be lodged as soon as they will become effective.
These clauses will become if, after the settlement of the takeover bid, Enel and Acciona will have reached the control of Endesa (i.e. when they will have jointly acquired more than 50% of Endesa’s share capital and will have appointed the majority of the Endesa’s directors). In the meantime, Enel and Acciona will be free to decide separately the content of the vote of their respective shareholdings in Endesa.

Press release
ENEL AND ELECTRICA SIGN PRIVATIZATION AGREEMENT FOR ELECTRICA MUNTENIA SUD
Bucharest, June 11, 2007 — Enel and Electrica SA, a company entirely owned by AVAS, signed the contract for the privatisation of the majority stake in the distribution company Electrica Muntenia Sud (EMS), which owns and operates the electricity distribution grid of Bucharest.
The event was attended by the President of AVAS Teodor Atanasiu, the Minister of Economy and Finance Varujan Vosganian, and the CEO and Country Manager of Enel Romania, Mr. Matteo Codazzi.
Through this transaction, valued at 820 million euros, Enel will acquire directly from Electrica, against the amount of 395 million euros, 50% of the shares, after which it will acquire 67.5%1 of the company further to subscription of new titles via a capital increase in amount of 425 million euros, which will be used to finance the company’s investment plan (1 billion euros in the next 15 years).
The Privatisation Agreement as proposed by the Romanian Government and accepted by Enel will be made public after the signing.
Teodor Atanasiu, AVAS president stated, “the privatization of Electrica Muntenia Sud is a good deal for the Romanian State at least from two perspectives: on the one hand, AVAS has obtained a good price for the transaction: 820 million euros, and on the other hand AVAS has found a strategic investor in Enel, who proved its capability and seriousness further to the acquisition of Electrica Banat and Electrica Dobrogea. The great win is yet in the long run and the beneficiaries will be the end consumers, the Bucharest citizens. We have ensured the energy future of the capital, as regards power distribution and supply, by finding an investor able to carry out a performance management but also the necessary investments, which will lead towards a competitive ratio between price and the quality of the services offered.”
Starting with June 7, 2007 and until the actual date of shares transfer to Enel, Electrica SA will still control and manage Electrica Muntenia Sud, while Enel will participate to the management of the company as observer, in line with the provisions of the Privatisation

[1]	Should the Property Fund not exercise its preemption rights over the shares related to the capital increase. Should the PF exercise this option, the capital stock will be 63.3%.

Agreement (the so-called Interim Management period). Only after the transfer of shares Enel will run and manage the Company operations.
Matteo Codazzi, Enel Romania CEO and Country Manager, commented that “The signing of EMS privatization contract is a definite step forward as regards the development and liberalization of the Romanian electricity sector, in line with EU policies. Thanks to the acquisition of Electrica Muntenia Sud, Enel is doubling its size in the Romanian market. Muntenia plays a key role in our growth strategy for Romania. By running the electricity network in Banat, Dobrogea and now in Muntenia we intend to use our financial capability, know how and technology in order to contribute to the overall economic development of the country. Enel has a solid industrial plan for Electrica Muntenia Sud to increase the quality of services and upgrade its network, planning investments in amount of 1 billion euros for the next 15 years. Such massive investment plan will lead, in the mid-term, to a significant increase in the reliability of the network, improving the quality of service and reducing power interruptions. We are also planning to become an integrated energy player by further participating into generation sector privatizations.”
The Minister of Economy and Finance, Varujan Vosganian stated that “Investments in the Romanian energy sector will amount to approximately 30 billion euros up to 2020. Out of this amount, the state contribution, through the state owned companies or from the budget, will be of 20-30%. The modernization of the energy sector depends on private investments. If Romania will succeed in having, by 2015, 4 nuclear units operational, the energy complexes and also to increase the hidro capacity, our country will be able to produce 70%-80% more electicity that at present and to make a triple volume of exports.”
Electrica Muntenia Sud
EMS is the sole electricity distributor for consumers in Bucharest, the residential and industrial areas on the outskirts of Bucharest, the most urban concentrated area, Ilfov county, and in the county of Giurgiu.
Ems is the 5th distribution company privatised by the Romanian State, being one of the eight regional electricity distribution companies.
The company employs, as of the end of 2006, a total number of about 2,000 people, covering a geographical area of 5,350 sq km.
The total number of EMS customers amounts to about 1.1 million with a network spanning over more than 45.000 km.
In 2006 EMS has distributed about 4.5 TWh of electricity and registered sales in excess of 450 mln Euros.

Press release
ENEL SUCCESSFULLY LAUNCHED BOND ISSUE FOR APPROXIMATELY 5 BILLION EUROS, DEMAND ALMOST TWICE GREATER THAN OFFER
Rome, June 13, 2007 — Enel SpA (rating A/A-1 for S&P’s and A1/P-1 for Moody’s) has launched on the market a multi-tranche bond for 3.35 billion euros and 1.1 billion pounds (GBP), equal to approximately 5 billion euros, as part of its Global Medium Term Notes programme.
The operation, which was led by a syndicate of banks, has met requests for more than double the amount issued and is structured in the following 5 tranches:
•	1.0 billion euro seven-year floating-rate note, priced at 99.757 equal to 0.20% over 3 months Euribor plus 0.24% yield over the 3 months Euribor;

•	1.5 billion euro 5.25% ten-year fixed-rate note, priced at 99.582, equal to a spread of 0.34% on the swap rate with similar maturity, with a 5.305% yield;

•	850 million euro 5.625% twenty-year fixed-rate note, priced at 99.834, equal to a spread of 0.55% over the swap rate with similar maturity, with a yield of 5.639%;

•	550 million pound (GBP) 6.25% twelve-year fixed-rate note, priced at 99.671, equal to a spread of 0.83% over the Gilt with similar maturity, for a yield of 6.194%;

•	550 million pound (GBP) 5.75% thirty-year fixed-rate note, priced at 98.286, equal to a spread of 0.94% over the Gilt with similar maturity, for a yield of 5.789%
Demand from international institutional investors on the euro tranches has been equal to almost 80% of the overall demand. For the first time the company has tapped the pound sterling denominated bond market, where it was able to attract major British investors. An interest which brought to an overall request for almost 3 billion pounds for the two tranches.
Thanks to hedging operations that covered exchange rate risks via interest rate swaps, for a notional amount of 5 billion euros, Enel was able to neutralize completely the significant interest rate hike over the last three months.

This announcement does not constitute an offer of securities for sale in the United States. The securities described herein have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the laws of any State, and may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration under the Securities Act and applicable State laws. ENEL S.p.A. dpes not intend register any portion of the offering in the United States or conduct a public offering of securities in the United States. This announcement is for information purposes only and constitutes neither an offer to sell nor a solicitation to buy securities of ENEL S.p.A. The securities have already been sold.

Notice of a change in the share capital of Enel S.p.A.
Enel S.p.A. informs the market of the new composition of its share capital (entirely subscribed and paid up) following the partial execution — during the period between April 16, 2007 and May 4, 2007 — of the resolutions to increase the aforesaid capital adopted by the Board of Directors at its meetings on March 30, 2005 (for the Stock-option Plan for the year 2004).
Specifically, in the aforesaid period between April 16, 2007 and May 4, 2007 a total of 181,750 ordinary Enel S.p.A. shares were issued and subscribed, all regarding the Stock-option Plan for the year 2004.
The Board of Directors had been specifically authorized to resolve such capital increases by the extraordinary Shareholders’ Meetings of May 21, 2004.
The attestation regarding the new amount of the share capital was filed for recording with the register of companies in Rome on May 14, 2007.

	Current share capital			Previous share capital
			Par value			Par value
	Euro	N. of shares	each	Euro	N. of shares	each
Total	6,181,469,599	6,181,469,599	1 Euro	6,181,287,849	6,181,287,849	1 Euro

Of which:

Ordinary shares	6,181,469,599	6,181,469,599	1 Euro	6,181,287,849	6,181,287,849	1 Euro

(rank for dividend pari passu: January 1, 2006) current coupon number 9

Notice of a change in the share capital of Enel S.p.A.
Enel S.p.A. informs the market of the new composition of its share capital (entirely subscribed and paid up) following the partial execution — during the period between May 7, 2007 and May 25, 2007 — of the resolutions to increase the aforesaid capital adopted by the Board of Directors at its meetings on March 30, 2005 (for the Stock-option Plan for the year 2004).
Specifically, in the aforesaid period between May 7, 2007 and May 25, 2007 a total of 679,900 ordinary Enel S.p.A. shares were issued and subscribed, all regarding the Stock-option Plan for the year 2004.
The Board of Directors had been specifically authorized to resolve such capital increases by the extraordinary Shareholders’ Meetings of May 21, 2004.
The attestation regarding the new amount of the share capital was filed for recording with the register of companies in Rome on June 6, 2007.

	Current share capital			Previous share capital
			Par value			Par value
	Euro	N. of shares	each	Euro	N. of shares	each
Total	6,182,149,499	6,182,149,499	1 Euro	6,181,469,599	6,181,469,599	1 Euro

Of which:

Ordinary shares	6,182,149,499	6,182,149,499	1 Euro	6,181,469,599	6,181,469,599	1 Euro

(rank for dividend pari passu: January 1, 2006) current coupon number 9

Notice relating to trading of Enel shares by Senior Management

Company: Enel S.p.A.
Declarer: Claudio Machetti	Title: Director of Finance Department of Enel S.p.A.
Transactions related to shares and equivalent financial instruments and associated convertible bonds

						Amount
		Financial	ISIN			paid/received in the
Date	Transaction [2]	instrument [3]	code	Quantity	Unit price	transaction	Source [4]
May 23, 2007	V	AZO Enel	IT0003128367	48,300	€8.5441	€412,680.03	MERC-SO

Sub-TOTAL (A) [5]						€412,680.03

Transactions related to financial instruments associated to shares referred to in art. 152-sexies, paragraph 1, letters b1) and b3) of the Consob Regulation on issuers discipline adopted with Resolution n. 11971 of May 14, 1999 and subsequent amendments

					Underlying financial
		Financial instrument	Type of right		instrument	Actual investment/disinvestment			Potential investment/disinvestment			Fea-tures
Date	Transaction [6]	[7]	[8]	ISIN code	[9]	Qty	Unit price	Amount	Qty	Unit price	Amount	[10]
—	—	—	—	—	—	—	—	—	—	—	—	—

								Sub-TOTAL (B) [11]			0

								TOTAL (A) + (B)			€412,680.03

[2] Indicate the kind of transaction:

A = Purchase;

V = Sale;

S = Subscription;

X = Exchange.

[3] Indicate the financial instrument involved in the transaction:

AZO = ordinary shares;

AZP = preference shares;

AZR = saving shares;

OBCV = convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares;

EQV = other financial instruments, equivalent or representative of shares.

Also indicate the company that issued the financial instrument involved in the transaction.

[4] Indicate the origin of the transaction:

MERC-IT = transaction over Italian regulated market;

MERC-ES = transaction over foreign regulated markets;

FMERC = off-market transaction and blocks;

CONV = conversion of convertible bonds or exchange of debt financial instruments for shares;

MERC-SO = transaction over regulated market concurrent to exercise of stock option – stock grant;

ESE-DE = exercise of derivatives or settlement of other derivatives (future, swap);

ESE-DI = exercise of rights (warrant/covered warrant/securitised derivatives/rights).

[5] Indicate the total amount of the transactions listed in the form.

[6] Indicate the type of transaction:

A = Purchase;

V = Sale;

S = Subscription;

O = other, in which case specify.

[7] Indicate the type of financial instrument involved in the transaction:

W = warrant;

OBW = bond cum warrant;

SD = securitised derivative;

OPZ = option;

FUT = future contract;

FW = forward contract;

OS = structured bond;

SW = swap;

DIR = rights.

[8] Indicate the category of derivative financial instrument involved in the transaction (only for options):

CE = call European style;

PE = put European style;

CA = call American style;

PA = put American style;

O = other, in which case specify.

[9] Indicate the underlying financial instrument (share).

[10] Indicate the main conditions characterizing the financial instrument involved in the transaction (including at least: strike price, exercise ratio and expiry date).

[11] Indicate the total amount of the transactions listed in the form, calculated taking in consideration the potential investment/disinvestment.

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni
By:	/s/ Avv. Claudio Sartorelli
	Name:	Avv. Claudio Sartorelli
	Title:	Secretary of Enel Società per Azioni

Dated: June 13, 2007